================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO
            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                                (Final Amendment)

                          GENTIVA HEALTH SERVICES, INC.
--------------------------------------------------------------------------------
                       (Name of Subject Company (Issuer))

                          GENTIVA HEALTH SERVICES, INC.
--------------------------------------------------------------------------------
                  (Name of Filing Person (Issuer and offeror))
                                -----------------
                OPTIONS TO PURCHASE GENTIVA HEALTH SERVICES, INC.
                     COMMON STOCK, PAR VALUE $.10 PER SHARE
                         (Title of Class of Securities)
                                -----------------
                                    37247A102
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

      John R. Potapchuk                                   Copy to:
  Senior Vice President and                       Helene R. Banks, Esq.
   Chief Financial Officer                       CAHILL GORDON & REINDEL
 GENTIVA HEALTH SERVICES, INC.                        80 Pine Street
  3 Huntington Quadrangle, 2S                 New York, New York 10005-1702
 Melville, New York 11747-8943                        (212) 701-3000
         (631) 501-7000

                 (Name, address and telephone number of persons
               authorized to receive notices and communications on
                            behalf of filing persons)

                                -----------------

                            CALCULATION OF FILING FEE
================================================================================
     Transaction Valuation*                         Amount of Filing Fee
--------------------------------------------------------------------------------
          $25,000,000                                      $2,300
================================================================================

* The transaction value shown is solely for the purpose of calculating the filing fee. This amount is the maximum aggregate transaction value to be paid by Gentiva Health Services, Inc. ("Gentiva") in connection with the tender offer described herein. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $92 per each U.S. $1.0 million of the value of the transaction.

/X/ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:  $2,300             Filing Party:  Gentiva Health
                                                                Services, Inc.
     Form or Registration No.:  Schedule TO
     (File No. 5-58715)                          Date Filed:  May 16, 2002

================================================================================

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     / /     third-party tender offer subject to Rule 14d-1.
     /X/     Issuer tender offer subject to Rule 13e-4.
     / /     going-private transaction subject to Rule 13e-3.
     / /     amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer.: /X/

     This Final Amendment to the Tender Offer Statement on Schedule TO filed with the United States Securities and Exchange Commission relating to the offer to purchase all Gentiva Health Services, Inc. outstanding options to purchase shares of Gentiva common stock, par value $.10 per share, for $25.282 per option, less the applicable exercise price of the option and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, as amended, and the related letter of transmittal which collectively constitute the "Offer." The Offer expired on June 20, 2002. In accordance with the Offer, Gentiva accepted for payment options exercisable for 1,253,141 shares of its common stock (without giving effect to any adjustment to such options resulting from the distribution of substantially all of the proceeds of the sale of Gentiva's specialty pharmaceutical business). Gentiva will pay a total purchase price of $20,982,320 for the options accepted for payment in the Offer. Payment for all options accepted for purchase in the Offer will occur as promptly as practicable.

ITEM 12.  Exhibits.

          (a)(1) Offer to Purchase, dated May 15, 2002.*

          (a)(2) Form of Letter of Transmittal.*

          (a)(3) Form of Letter to Option Holders.*

          (a)(4) Definitive Proxy Statement on Schedule 14A of Gentiva filed on May 10, 2002.*

          (a)(5) Offer to Purchase Supplement, dated May 29, 2002.*



     * Previously filed with the Securities and Exchange Commission electronically on EDGAR and incorporated by reference herein.

                                    SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 24, 2002
                               GENTIVA HEALTH SERVICES, INC.


                               By: /s/ John R. Potapchuk
                                   -------------------------------------
                                   Name: John R. Potapchuk
                                   Title: Senior Vice President and Chief
                                           Financial Officer


                                      -2-